Exhibit 99.13

MOGO FINANCE TECHNOLOGY INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of Mogo Finance Technology Inc. (the “Company”) will be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on June 7, 2017 at 1:00 pm (Pacific time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2016, together with the report of the auditor thereon;

2.	to elect the directors of the Company as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Business of the Meeting – Election of Directors”;

3.	to re-appoint MNP LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration as more fully described in the section of the Circular entitled “Business of the Meeting – Appointment of Auditor”; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Company is sending meeting-related materials to shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online.

The Circular, this Notice, a form of proxy, a voting instruction form, the audited annual financial statements of the Company for the year ended December 31, 2016 and the management’s discussion and analysis relating to such financial statements are available on SEDAR at www.sedar.com and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646. In order for shareholders to receive paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting it is recommended that such shareholders contact the Company at the number above as soon as possible but not later than May 29, 2017.

Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a registered shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on June 5, 2017 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

DATED at Vancouver, British Columbia this 1st day of May, 2017.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair